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                                                                      EXHIBIT 12

 COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES AND PREFERRED STOCK DIVIDEND
                                  REQUIREMENTS



                                                        Three Months Ended
                                                              March 31,
                                                         1999         1998
                                                   ---------------------------
Net income                                           614,611         745,618
Fixed charges:
Income before fixed charges                          614,611         745,618
Fixed charges, as above
Preferred stock dividend requirements                450,225         450,772
Fixed charges including preferred
  stock dividends                                    450,225         450,772
Ratio of income to fixed charges and
  preferred stock dividend requirements                 1.37            1.65